Exhibit 99.1

Nano Dimension Reports First Quarter 2025 Financial Results

Core Business Revenue of $14.4 Million, 8% Higher Year-Over-Year

Conference Call Today at 4:30 PM EDT

WALTHAM, Mass., June 12, 2025 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension” or the “Company”), a leader in Digital Manufacturing solutions, today announced its financial results for the first quarter ended March 31, 2025.

The following information does not reflect the results or impact of Desktop Metal, Inc. (“Desktop Metal”) or Markforged Holding Corporation (“Markforged”) unless stated otherwise, as transactions concerning these companies were completed after the conclusion of the first quarter.

First Quarter 2025 Highlights

●	Revenue: $14.4 million, an 8% increase from $13.4 million year-over-year

●	Gross Margin (“GM”): 41%, down from 46% year-over-year

●	Adjusted Gross Margin (“Adjusted GM”): 44%, down from 50% year-over-year

●	Adjusted EBITDA loss: $9.0 million, down from a loss of $13.6 million or 33% improved year-over-year

●	Net Loss: $24.0 million, down from a loss of $35.0 million or 31% improved year-over-year

●	Total Cash, cash equivalents, deposits and investable securities: $840 million as of March 31, 2025, down from $907 million year-over-year

Details regarding Adjusted EBITDA and Adjusted Gross Margin can be found below in this press release under “Non-IFRS Measures.”

Ofir Baharav, Chief Executive Officer, commented, “In spite of the challenging economic environment, we were able to grow revenue while meeting our cost cutting commitments. Our transformation is well underway as we focused the Core business on the most impactful, high-performance customer solutions, and applied a disciplined operating model to drive efficiency and long-term value creation. We took action designed to realize more than $20 million in annualized operating costs savings from Q4 2025 onwards, targeting an improvement of revenue per employee of approximately 50% over historical levels.

“Since our Markforged acquisition in April 2025, we’ve been applying the same rigorous approach to ensure their alignment with our financial and operational standards and we are well on our way to realize operational synergies, along with product and customer focus.

“This is a pivotal time for Nano Dimension. We remain focused on building a scalable, profitable platform, and will continue updating shareholders, including in regard to Desktop Metal’s ongoing strategic assessment.”

Business Transformation & Recent Developments

●	Core Business Strategic Review: Delivered $20 million in annualized cost savings from Q4 2025 onwards through:

○	Discontinuation of underperforming product lines including Admatec, DeepCube, Fabrica, and Formatec.

○	Targeted headcount reductions and process optimization while preserving investment in high-growth areas.

●	Desktop Metal Acquisition (Closed April 2, 2025):

○	Desktop Metal has initiated an independent strategic assessment to address liabilities and liquidity issues.

●	Markforged Acquisition (Closed April 25, 2025):

○	Post-merger integration underway, following the same playbook applied to Core business.

●	Operational Leveraging:

○	Reviewing manufacturing footprint for optimization opportunities.

○	Unifying software division to build a scalable platform and reduce backend costs.

●	Product Innovation:

○	Launched FOX Ultra and PUMA Ultra, next-gen SMT solutions from Essemtec.

●	Corporate governance:

○	Strengthening of board of directors with the addition of technology and growth experts Andy Sriubas and Eileen Tanghal (June 11, 2025)

Financial results in detail

First Quarter 2025 Financial Results

●	Total revenues for the first quarter of 2025 were $14.4 million, compared to $13.4 million in the first quarter of 2024. The increase is attributed mostly to increased sales efforts for Nano Dimension’s diversified product portfolio.

●	Total cost of revenues for the first quarter of 2025 was $8.5 million, compared to $7.2 million in the first quarter of 2024. The increase is mainly attributed to the above-mentioned increase in revenues.

●	Research and development (“R&D”) expenses for the first quarter of 2025 were $5.0 million, compared to $9.1 million in the first quarter of 2024. The decrease is mainly attributed to a decrease in payroll and related expenses, share-based payments, subcontractor and professional fees and other R&D expenses.

●	Sales and marketing (“S&M”) expenses for the first quarter of 2025 were $5.5 million, compared to $6.5 million in the first quarter of 2024. The decrease is mainly attributed to payroll and related expenses, as well as share-based payments and other S&M expenses.

●	General and administrative (“G&A”) expenses for the first quarter of 2025 were $3.5 million, compared to $9.6 million in the first quarter of 2024. The decrease is mainly attributed to a decrease in share-based payments, professional services and payroll and related expenses.

●	Other expenses for the first quarter of 2025 were $30.8 million, compared to other income, net of $109 thousand for the first quarter of 2024. In the first quarter of 2025 the amount is mainly attributed to Desktop Metal litigation related expenses.

●	Net loss attributable to owners for the first quarter of 2025 was $23.8 million or $0.11 loss per share, compared to net loss of $34.8 million, or $0.15 loss per share, in the first quarter of 2024.

Conference Call Today

Nano Dimension will host a conference call to discuss its financial results and strategic outlook today, June 12, 2025, at 4:30 p.m. EDT.

Participants can also dial-in/connect by following the below:

●	Listen in via US dial-in: 1-844-695-5517

●	Listen via international dial-in: 1-412-902-6751

●	Listen and view presentation via webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=uKTBW5Ak

For those unable to participate in the conference call, there will be a replay available from a link on Nano Dimension’s website at

http://investors.nano-di.com/events-and-presentations.

About Nano Dimension

Driven by strong trends in onshoring, national security, and increasing product customization, Nano Dimension (Nasdaq: NNDM) delivers advanced Digital Manufacturing technologies to the defense, aerospace, automotive, electronics, and medical devices industries, enabling rapid deployment of high-mix, low-volume production with IP security and sustainable manufacturing practices.

For more information, please visit https://www.nano-di.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding Nano’s future growth, strategic plan and value to shareholders, and all other statements other than statements of historical fact that address activities, events or developments that Nano intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. These forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Because such statements deal with future events and are based on the current expectations of Nano, they are subject to various risks and uncertainties. The forward-looking statements contained or implied in this communication are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano’s annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2025, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this communication.

Contacts:

Investors: nano-di@icrinc.com
Media: NanoDimension@feintuchpr.com

Unaudited Consolidated Statements of Financial Position as at

(In thousands of USD)

	March 31,		December 31,
	2024	2025	2024[1]
	(Unaudited)	(Unaudited)
Assets
Cash and cash equivalents	251,858	487,438	317,169
Bank deposits	541,164	257,227	440,790
Restricted deposits	60	60	537
Trade receivables	11,840	12,300	9,141
Other receivables	6,419	5,076	4,790
Inventory	19,698	16,832	16,899
Total current assets	831,039	778,933	789,326

Restricted deposits	879	766	768
Investment in securities	112,657	94,915	86,190
Property plant and equipment, net	16,078	13,057	14,143
Right-of-use assets	11,084	8,484	9,307
Intangible assets	2,235	2,076	2,155
Total non-current assets	142,933	119,298	112,563
Total assets	973,972	898,231	901,889

Liabilities
Trade payables	4,123	30,685	4,249
Other payables	21,837	18,798	22,461
Current portion of lease liability	4,317	3,921	3,968
Current portion of bank loan	138	142	138
Total current liabilities	30,415	53,546	30,816

Liability in respect of government grants	1,989	873	843
Employee benefits	4,009	4,827	4,700
Long term lease liability	7,900	5,855	6,547
Bank loan	380	248	276
Total non-current liabilities	14,278	11,803	12,366
Total liabilities	44,693	65,349	43,182

Equity
Non-controlling interests	857	491	715
Share capital	404,366	410,973	409,145
Share premium and capital reserves	1,298,973	1,300,382	1,304,617
Treasury shares	(149,461)	(167,651)	(167,651)
Foreign currency translation reserve	1,249	1,625	1,044
Remeasurement of net defined benefit liability (IAS 19)	(726)	(2,062)	(2,062)
Accumulated loss	(625,979)	(710,876)	(687,101)
Equity attributable to owners of the Company	928,422	832,391	857,992
Total equity	929,279	832,882	858,707
Total liabilities and equity	973,972	898,231	901,889

[1]	The December 31, 2024, balances were derived from the Company’s audited annual financial statements

Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income

(In thousands of USD, except per share amounts)

	Three Months Ended		Year ended
	March 31,		December 31,
	2024	2025	2024
Revenues	13,364	14,401	57,775
Cost of revenues	7,142	8,392	31,125
Cost of revenues - write-down of inventories and amortization of technology	44	103	1,655
Total cost of revenues	7,186	8,495	32,780
Gross profit	6,178	5,906	24,995
Research and development expenses	9,133	4,977	37,157
Sales and marketing expenses	6,517	5,506	26,951
General and administrative expenses	9,602	3,472	40,059
Other expenses (income), net	(109)	30,810	5,966
Impairment losses	—	1,229	1,283
Operating loss	(18,965)	(40,088)	(86,421)
Finance income	11,311	18,035	43,540
Finance expenses	27,324	1,935	53,645
Loss before taxes on income	(34,978)	(23,988)	(96,526)
Taxes (expenses) benefit	16	(23)	(397)
Loss for the period	(34,962)	(24,011)	(96,923)
Loss attributable to non-controlling interests	(190)	(236)	(1,029)
Loss attributable to owners	(34,772)	(23,775)	(95,894)

Loss per share
Basic loss per share	(0.15)	(0.11)	(0.44)

Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Foreign currency translation differences for foreign operations	(1,704)	593	(1,944)
Other comprehensive income items that will not be transferred to profit or loss
Remeasurement of net defined benefit liability (IAS 19), net of tax	(1,433)	—	(2,769)
Total other comprehensive income (loss) for the period	(3,137)	593	(4,713)
Total comprehensive loss for the period	(38,099)	(23,418)	(101,636)
Comprehensive loss attributable to non-controlling interests	(214)	(224)	(1,088)
Comprehensive loss attributable to owners of the Company	(37,885)	(23,194)	(100,548)

Consolidated Statements of Changes in Equity (Unaudited)

(In thousands of USD)

		Share
		premium
		and	Remeasurement		Foreign			Non-
		capital	of	Treasury	currency	Accumulated		controlling	Total
	Share capital	reserves	IAS 19	shares	reserve	loss	Total	interests	equity
Balance as of December 31, 2024	409,145	1,304,617	(2,062)	(167,651)	1,044	(687,101)	857,992	715	858,707
Loss for the period	—	—	—	—	—	(23,775)	(23,775)	(236)	(24,011)
Other comprehensive income for the period	—	—	—	—	581	—	581	12	593
Exercise of warrants, options and vesting of RSUs	1,828	(1,828)	—	—	—	—	—	—	—
Share-based payments	—	(2,407)	—	—	—	—	(2,407)	—	(2,407)
Balance as of March 31, 2025	410,973	1,300,382	(2,062)	(167,651)	1,625	(710,876)	832,391	491	832,882

Consolidated Statements of Cash Flows (Unaudited)

(In thousands of USD)

	Three Months Ended		Year ended
	March 31,		December 31,
	2024	2025	2024
Cash flow from operating activities:
Net loss	(34,962)	(24,011)	(96,923)
Adjustments:
Depreciation and amortization	2,066	1,500	6,675
Impairment losses	—	1,229	1,283
Financing income, net	(9,798)	(7,383)	(42,183)
Loss (gain) from revaluation of financial assets and liabilities accounted at fair value	25,811	(8,717)	52,288
Share-based payments	3,460	(2,407)	13,883
Other	43	(32)	217
	21,582	(15,810)	32,163
Changes in assets and liabilities:
Decrease (increase) in inventory	(2,287)	340	387
Decrease (increase) in other receivables	4,589	(371)	6,078
Decrease (increase) in trade receivables	313	(2,881)	2,950
Decrease in other payables	(1,917)	(4,026)	(1,150)
Increase (decrease) in employee benefits	51	38	(562)
Increase (decrease) in trade payables	(345)	26,362	47
	404	19,462	7,750
Net cash used in operating activities	(12,976)	(20,359)	(57,010)

Cash flow from investing activities:
Change in bank deposits	(6,594)	177,395	100,530
Interest received	17,154	14,010	42,806
Change in restricted bank deposits	(11)	474	(377)
Acquisition of property plant and equipment	(776)	(295)	(2,196)
Acquisition of intangible asset	(711)	—	(711)
Net cash from investing activities	9,062	191,584	140,052

Cash flow from financing activities:
Lease payments	(1,140)	(1,082)	(4,524)
Repayment long-term bank debt	(73)	(35)	(180)
Proceeds from non-controlling interests	—	—	555
Amounts recognized in respect of government grants liability	(36)	(43)	(180)
Payments of share price protection recognized in business combination	(363)	—	(363)
Repurchase of treasury shares	(51,565)	—	(69,755)
Net cash used in financing activities	(53,177)	(1,160)	(74,447)
Increase (decrease) in cash and cash equivalents	(57,091)	170,065	8,595
Cash and cash equivalents at beginning of the period	309,571	317,169	309,571
Effect of exchange rate fluctuations on cash	(622)	204	(997)
Cash and cash equivalents at end of the period	251,858	487,438	317,169

Non-cash transactions:
Property plant and equipment acquired on credit	286	54	69
Recognition of a right-of-use asset	158	55	1,275

Non-IFRS Measures

The following are reconciliations of income before taxes, as calculated in accordance with International Financial Reporting Standards (“IFRS”), to EBITDA and Adjusted EBITDA, as well as of gross profit, as calculated in accordance with IFRS, to Adjusted Gross Profit:

For the Three- Month Period
Ended March 31, 2025
In thousands of USD
Net loss	(24,011)
Tax expenses	23
Depreciation and amortization	1,500
Interest income	(9,309)
EBITDA (loss)	(31,797)
Finance income from revaluation of assets and liabilities	(8,396)
Exchange rate differences	1,573
Share-based payments	(2,407)
Desktop Metal litigation related expenses	28,069
Desktop Metal and Markforged transaction related expenses	1,515
Restructuring costs	1,180
Impairment losses	1,229
Adjusted EBITDA (loss)	(9,034)

Gross profit	5,906
Depreciation and amortization	209
Share-based payments	190
Adjusted gross profit	6,305

EBITDA is a non-IFRS measure and is defined as earnings before interest income, income tax, depreciation and amortization. We believe that EBITDA, as described above, should be useful in evaluating the performance of our business. EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses (income), net), and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively) and EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to the items mentioned above.

Adjusted EBITDA is a non-IFRS measure and is defined as earnings before interest income, income tax, depreciation and amortization, share-based payments, exchange rate differences, finance expenses (income) for revaluation of assets and liabilities, Desktop Metal litigation related expenses, Desktop Metal and Markforged transaction related expenses, restructuring costs and impairment losses. We believe that Adjusted EBITDA, as described above, should also be useful in evaluating the performance of our business. Like EBITDA, Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting other financial expenses (income), net), and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively), as well as from share-based payment payments, restructuring costs and impairment losses, and Adjusted EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to non-cash items, such as expenses related to share-based payments.

Adjusted gross profit, excluding depreciation and amortization and share-based compensation expenses, is a non-IFRS measure and is defined as gross profit excluding amortization expenses. We believe that adjusted gross profit, as described above, should also be useful in evaluating the performance of our business. Adjusted gross profit facilitates gross profit and gross margin comparisons from period to period and company to company by backing out potential differences caused by variations in amortization of inventory and intangible assets. Adjusted gross profit is useful to an investor in evaluating our performance because it enables investors, securities analysts and other interested parties to measure a company’s performance without regard to non-cash items, such as amortization expenses. Adjusted gross margin is calculated by dividing the adjusted gross profit by the revenues.

EBITDA and Adjusted EBITDA, and Adjusted gross profit can be useful in evaluating our performance by eliminating the effect of financing and non-cash expenses such as share-based payments, however, we may incur such expenses in the future, which could impact future results. In addition, other companies, including companies in our industry, may calculate non-GAAP metrics differently or not at all, which may reduce the usefulness of this measure as a tool for comparison